Agendia N.V.

22 Morgan

Irvine, CA 92618

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christie Wong and Brian Cascio

Re:	Agendia, N.V.

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-260569

Dear Ms. Wong and Mr. Cascio:

On October 28, 2021, Agendia, N.V., a public company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”) initially filed Registration Statement No. 333-260569 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Michael Sullivan of Latham & Watkins LLP, at (858) 523-3959.

Thank you for your assistance in this matter.

Very truly yours,

AGENDIA, N.V. a public company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands

By:	/s/ Brian Dow
Brian Dow
Chief Financial Officer

cc:	Shayne Kennedy, Latham & Watkins LLP

Michael Sullivan, Latham & Watkins LLP